PRESS RELEASE

Sanofi announces that 58% of the 2010 dividend

will be paid in shares and 42% in cash

Paris, France - June 15, 2011 - Sanofi (EURONEXT: SAN and NYSE: SNY) announces today that shareholders representing 57.8% of its shares have opted for the payment of the 2010 dividend in shares.

The General Shareholder Meeting of Sanofi held on May 6, 2011 approved the distribution of a 2010 dividend of 2.50 Euros per share, with the option of payment either in cash or in new shares of the company. The option period was open from May 16, 2011 to June 3, 2011.

As a result of the dividend payment in shares, 38,139,730 new shares will be issued, representing 2.9% of the share capital. The new shares will be delivered on June 16, 2011 and admitted for trading on NYSE Euronext Paris on the same date.

The new shares shall rank for dividend from January 1, 2011 and will be fungible with existing shares.

The cash dividend will be paid as from June 16, 2011.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Contacts:
Media Relations	Investor Relations
Jean-Marc Podvin	Sébastien Martel
Tel.: + (33) 1 53 77 46 46	Tel.: + (33) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com

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